Atlassian Announces Fourth Quarter and Fiscal Year 2021 Results
Quarterly revenue of $560 million, up 30% year-over-year
Quarterly subscription revenue of $386 million, up 50% year-over-year
Quarterly IFRS operating margin of (1)% and non-IFRS operating margin of 17%
Quarterly cash flow from operations of $184 million and free cash flow of $164 million
TEAM, Anywhere (July 29, 2021) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its fourth quarter and fiscal year ended June 30, 2021 and released a shareholder letter available on Atlassian’s Work Life blog at http://atlassian.com/blog/announcements/shareholder-letter-q4fy21. The shareholder letter was also posted to the Investor Relations section of Atlassian’s website at https://investors.atlassian.com.
“Our Q4 was a ripper of a quarter - as we Aussies say - as we added over 23,000 new customers, grew subscription revenue 50 percent year-over-year, and continued to see cloud momentum build,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “We are incredibly proud of our resilience and execution during fiscal 2021. We continued to innovate with five new products built on top of our cloud platform, surpassed 200,000 customers and $2 billion in revenue, and added over 1,500 new Atlassians to the team.”
“Looking ahead to fiscal 2022 and beyond, the opportunities in front of Atlassian have never been greater,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “We are reimagining the future of work and are keen to seize the massive opportunities that we see across our three core markets: agile development; IT service management; and work management for all teams. We will continue to put in the hard yards to execute and advance on our mission to unleash the potential of every team.”

Fourth Quarter Fiscal Year 2021 Financial Highlights:
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $559.5 million for the fourth quarter of fiscal year 2021, up 30% from $430.5 million for the fourth quarter of fiscal year 2020.
◦Subscription revenue was $385.5 million for the fourth quarter of fiscal year 2021, up 50% from $257.5 million for the fourth quarter of fiscal year 2020.
•Operating Loss and Operating Margin: Operating loss was $7.5 million for the fourth quarter of fiscal year 2021, compared with an operating loss of $3.3 million for the fourth quarter of fiscal year 2020. Operating margin was (1)% for the fourth quarter of fiscal year 2021, compared with (1)% for the fourth quarter of fiscal year 2020.
•Net Loss and Net Loss Per Diluted Share: Net loss was $213.1 million for the fourth quarter of fiscal year 2021, compared with a net loss of $385.2 million for the fourth quarter of fiscal year 2020. Net loss per diluted share was $0.85 for the fourth quarter of fiscal year 2021, compared with a net loss per diluted share of $1.56 for the fourth quarter of fiscal year 2020.
Net loss for the fourth quarter of fiscal year 2021 included a charge of $200.5 million recorded in “other non-operating expense, net,” compared with a charge of $382.7 million in the fourth quarter of fiscal year 2020 relating to Atlassian’s exchangeable senior notes and related capped calls. Of this amount, a loss of $180.9 million is related to marking to fair value the exchange feature of the notes and related capped calls that remain outstanding as of quarter end. In addition, a net loss of $19.6 million is related to the net impact of settling a portion of the notes and unwinding of the related capped calls during this quarter.
•Balance Sheet: Cash and cash equivalents and short-term investments at the end of the fourth quarter of fiscal year 2021 totaled $1.2 billion.
During the fourth quarter of fiscal year 2021, Atlassian used $540.2 million in cash to settle a portion of the notes in privately negotiated transactions and early exchange requests and received $67.0 million in cash from the unwinding of the related capped calls. The net impact resulted in cash outflows of $473.2 million, which is reflected in cash used in financing activities on our consolidated statements of cash flows.

On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $94.9 million for the fourth quarter of fiscal year 2021, compared with operating income of $82.5 million for the fourth quarter of fiscal year 2020. Operating margin was 17% for the fourth quarter of fiscal year 2021, compared with 19% for the fourth quarter of fiscal year 2020.
•Net Income and Net Income Per Diluted Share: Net income was $62.2 million for the fourth quarter of fiscal year 2021, compared with $63.0 million for the fourth quarter of fiscal year 2020. Net income per diluted share was $0.24 for the fourth quarter of fiscal year 2021, compared with $0.25 for the fourth quarter of fiscal year 2020.
•Free Cash Flow: Cash flow from operations was $184.4 million and free cash flow was $164.2 million for the fourth quarter of fiscal year 2021. Free cash flow margin for the fourth quarter of fiscal year 2021 was 29%.
Fiscal Year 2021 Financial Highlights
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $2.1 billion for fiscal year 2021, up 29% from $1.6 billion for fiscal year 2020.
•Operating Income and Operating Margin: Operating income was $101.6 million for fiscal year 2021, compared with operating income of $14.1 million for fiscal year 2020. Operating margin was 5% for fiscal year 2021, compared with 1% for fiscal year 2020.
•Net Loss and Net Loss Per Diluted Share: Net loss was $696.3 million for fiscal year 2021, compared with a net loss of $350.7 million for fiscal year 2020. Net loss per diluted share was $2.79 for fiscal year 2021, compared with a net loss per diluted share of $1.43 for fiscal year 2020.
Net loss for fiscal year 2021 included a charge recorded in “other non-operating expense, net” of $616.4 million, compared with a charge of $336.0 million in fiscal year 2020 relating to Atlassian’s exchangeable senior notes and related capped calls. Of this amount, a loss of $294.1 million is related to marking to fair value the exchange feature of the notes and related capped calls that remain outstanding as of year end. In addition, a net loss of $322.3 million is related to the net impact of settling a portion of the notes and unwinding of the related capped calls during the year. Further, Atlassian took an $87.3 million charge related to accelerated amortization of the unamortized notes discount and issuance costs.
On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $519.1 million for fiscal year 2021, compared with operating income of $370.0 million for fiscal year 2020. Operating margin was 25% for fiscal year 2021, compared with 23% for fiscal year 2020.
•Net Income and Net Income Per Diluted Share: Net income was $357.6 million for fiscal year 2021, compared with net income of $288.8 million for fiscal year 2020. Net income per diluted share was $1.40 for fiscal year 2021, compared with net income per diluted share of $1.15 for fiscal year 2020.
•Free Cash Flow: Cash flow from operations was $841.3 million and free cash flow was $764.9 million for fiscal year 2021, an increase of 53% year-over-year. Free cash flow margin for fiscal year 2021 was 37%.
A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:
•Customer Growth: Atlassian ended its fourth quarter of fiscal year 2021 with a total customer count, on an active subscription or maintenance agreement basis, of 236,118 customers, adding 23,311 net new customers during the quarter. 6,520 of these net new customers were single-user Trello accounts.
•Leader in Magic Quadrant for Enterprise Agile Planning Tools: Atlassian was named as a Leader in Gartner’s 2021 Magic Quadrant for Enterprise Agile Planning Tools. The report ranked Atlassian highest in “Ability to Execute.” In addition to the Magic Quadrant, Atlassian received the highest score for the Scaled Agile Framework (SAFe) use case in the companion Critical Capabilities report from Gartner.

•Forge Launch: Atlassian announced Forge, its next-generation cloud app development platform, is generally available. Customers and developers can rely on Forge’s infrastructure, storage, and function-as-a-service to build cloud apps to extend, customize, and integrate with Atlassian cloud products. Forge reduces the cost and complexity for developers to build cloud apps. Over 500 apps have already emerged from Forge’s early access program, and its launch will unleash even more of our customers’ potential in the cloud.
•Return on Action Report: Atlassian released its second annual Return on Action Report at https://www.atlassian.com/blog/leadership/return-on-action-report-2021-employee-expectations, with research conducted by PwC Australia, which revealed more employees expect businesses to step up when it comes to social and environmental issues, compared to 2020. The multinational survey spotlights how the past 12 months have changed employees’ priorities and put what truly matters into perspective. “The consequences of inaction are very real. We’re in a global war for talent and employees want change. There have never been higher expectations on business, and how we respond as leaders is crucial,” said Scott Farquhar, co-founder and co-CEO of Atlassian. “If this groundswell of support for action is ignored, it will open businesses up to the risk of alienating the emerging workforce.”
Additionally, workers across a range of industries were surveyed and revealed that 54% would consider switching companies to access remote work opportunities. Atlassian is committed to offering its teams flexibility around where and when they work with its “TEAM Anywhere” program, and is focused on thought leadership and product innovations that help teams thrive in a distributed world.
Financial Targets:
Atlassian is providing its financial targets for the first quarter of fiscal year 2022 as follows:
First Quarter Fiscal Year 2022:
•Total revenue is expected to be in the range of $575 million to $590 million.
•Gross margin is expected to be approximately 83% on an IFRS basis and approximately 85% on a non-IFRS basis.
•Operating margin is expected to be approximately 5% on an IFRS basis and approximately 25% on a non-IFRS basis.
•Net income per diluted share is expected to be in the range of $0.09 to $0.10 on an IFRS basis and in the range of $0.38 to $0.39 on a non-IFRS basis.
•Weighted average share count is expected to be in the range of 254 million to 256 million shares when calculating diluted IFRS and non-IFRS net income per share.
For additional commentary regarding financial targets, please see Atlassian’s fourth quarter fiscal year 2021 shareholder letter dated July 29, 2021.
With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, and net income per diluted share, has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast Details:
A detailed shareholder letter is available on Atlassian’s Work Life blog at http://atlassian.com/blog/announcements/shareholder-letter-q4fy21, and the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast to answer questions today:
•When: Thursday, July 29, 2021 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).
•Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.
•Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-800-585-8367 (access code 3477338). International callers, please dial 1-416-621-4642 (access code 3477338).
Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 236,000 customers, across large and small organizations - including Bank of America, Redfin, NASA, Verizon, and Dropbox - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com/.
Investor Relations Contact
Martin Lam
IR@atlassian.com
Media Contact
Jake Standish
press@atlassian.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, outlook, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, and net income (loss) per diluted share.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:
•Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and a discrete tax impact resulting from a non-recurring transaction.
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and payments of lease obligations.
Our non-IFRS financial measures reflect adjustments based on the items below:
•Share-based compensation.
•Amortization of acquired intangible assets.
•Non-coupon impact related to exchangeable senior notes and capped calls:
◦Amortization of notes discount and issuance costs.
◦Mark to fair value of the exchangeable senior notes exchange feature.
◦Mark to fair value of the related capped call transactions.
◦Net loss on settlements of exchangeable senior notes and capped call transactions.
•The related income tax effects on these items, and a discrete tax impact resulting from a non-recurring transaction.
•Purchases of property and equipment and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and a discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and a discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:
•As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations.
•For planning purposes, including the preparation of our annual operating budget.
•To allocate resources to enhance the financial performance of our business.
•To evaluate the effectiveness of our business strategies.
•In communications with our Board of Directors and investors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2021	2020	2021	2020
Revenues:
Subscription	$385,510	$257,521	$1,324,064	$931,455
Maintenance	131,080	122,774	522,971	469,350
Perpetual license	9,237	20,365	84,806	95,162
Other	33,712	29,816	157,291	118,206
Total revenues	559,539	430,476	2,089,132	1,614,173
Cost of revenues (1) (2)	97,967	70,112	336,021	268,807
Gross profit	461,572	360,364	1,753,111	1,345,366
Operating expenses:
Research and development (1) (2)	245,929	210,738	963,326	763,188
Marketing and sales (1) (2)	133,429	77,892	372,909	299,683
General and administrative (1)	89,740	75,014	315,242	268,409
Total operating expenses	469,098	363,644	1,651,477	1,331,280
Operating income (loss)	(7,526)	(3,280)	101,634	14,086
Other non-operating expense, net	(199,401)	(383,234)	(620,759)	(338,486)
Finance income	1,008	3,390	7,174	27,801
Finance costs	(8,099)	(12,484)	(122,713)	(49,610)
Loss before income tax benefit (expense)	(214,018)	(395,608)	(634,664)	(346,209)
Income tax benefit (expense)	945	10,385	(61,651)	(4,445)
Net loss	$(213,073)	$(385,223)	$(696,315)	$(350,654)
Net loss per share attributable to ordinary shareholders:
Basic	$(0.85)	$(1.56)	$(2.79)	$(1.43)
Diluted	$(0.85)	$(1.56)	$(2.79)	$(1.43)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	251,264	246,909	249,679	244,844
Diluted	251,264	246,909	249,679	244,844
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2021	2020	2021	2020
Cost of revenues	$6,187	$5,133	$24,739	$19,787
Research and development	55,093	52,162	253,328	204,150
Marketing and sales	16,754	9,058	46,978	41,960
General and administrative	16,011	11,786	60,687	47,498
(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2021	2020	2021	2020
Cost of revenues	$6,008	$5,203	$22,394	$29,509
Research and development	44	42	168	166
Marketing and sales	2,298	2,349	9,192	12,860

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	June 30, 2021	June 30, 2020
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$919,227	$1,479,969
Short-term investments	313,001	676,072
Trade receivables	173,473	112,019
Tax receivables	2,332	1,509
Derivative assets	127,486	327,487
Prepaid expenses and other current assets	48,322	46,730
	1,583,841	2,643,786
Assets held for sale	43,665	—
Total current assets	1,627,506	2,643,786
Non-current assets:
Property and equipment, net	66,221	97,648
Deferred tax assets	36,174	35,351
Goodwill	725,758	645,140
Intangible assets, net	124,590	129,690
Right-of-use assets, net	205,300	217,683
Other non-current assets	159,795	124,774
Total non-current assets	1,317,838	1,250,286
Total assets	$2,945,344	$3,894,072
Liabilities
Current liabilities:
Trade and other payables	$266,497	$202,570
Tax liabilities	42,051	19,583
Provisions	25,148	14,291
Deferred revenue	812,943	573,813
Lease obligations	42,446	34,743
Derivative liabilities	772,127	1,284,596
Exchangeable senior notes, net	348,799	889,183
Total current liabilities	2,310,011	3,018,779
Non-current liabilities:
Deferred tax liabilities	26,625	31,304
Provisions	12,435	9,493
Deferred revenue	84,652	27,192
Lease obligations	214,103	229,825
Other non-current liabilities	2,604	2,173
Total non-current liabilities	340,419	299,987
Total liabilities	2,650,430	3,318,766
Equity
Share capital	25,164	24,744
Share premium	461,016	459,892
Other capital reserves	1,516,609	1,130,918
Other components of equity	104,832	76,144
Accumulated deficit	(1,812,707)	(1,116,392)
Total equity	294,914	575,306
Total liabilities and equity	$2,945,344	$3,894,072

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2021	2020	2021	2020
Operating activities
Loss before income tax benefit (expense)	$(214,018)	$(395,608)	$(634,664)	$(346,209)
Adjustments to reconcile loss before income tax benefit (expense) to net cash provided by operating activities:
Depreciation and amortization	14,172	13,123	55,296	62,271
Depreciation of right-of-use assets	9,542	8,955	37,552	35,127
Share-based payment expense	94,045	78,139	385,732	313,395
Net loss on exchange derivative and capped call transactions	200,513	382,696	616,446	335,953
Amortization of debt discount and issuance cost	5,246	9,063	109,548	35,608
Interest income	(1,008)	(3,390)	(7,174)	(27,801)
Interest expense	2,852	3,421	13,164	14,002
Net unrealized foreign currency loss (gain)	(2,525)	1,670	7,650	(1,503)
Impairment of lease-related assets	7,435	—	7,435	—
Net unrealized loss on investments	—	—	2,000	—
Loss (gain) on sale of investments, disposal of assets and other	9	(138)	1,144	(993)
Changes in assets and liabilities:
Trade receivables	19,687	(18,229)	(61,256)	(29,440)
Prepaid expenses and other assets	(2,002)	(3,014)	(13,054)	(10,608)
Trade and other payables, provisions and other non-current liabilities	31,676	26,080	64,899	51,532
Deferred revenue	23,558	17,798	294,371	131,535
Interest received	2,041	4,801	12,513	29,217
Income tax paid, net	(6,856)	(2,026)	(50,272)	(17,876)
Net cash provided by operating activities	184,367	123,341	841,330	574,210
Investing activities
Business combinations, net of cash acquired	(7,960)	(15,229)	(91,584)	(53,212)
Purchases of intangible assets	(1,800)	—	(1,800)	—
Purchases of property and equipment	(8,790)	(15,844)	(31,520)	(35,709)
Purchases of investments	(25,912)	(34,450)	(119,431)	(985,931)
Proceeds from maturities of investments	124,447	88,011	454,996	513,268
Proceeds from sales of investments	—	7,857	48,786	245,498
Increase in restricted cash	(456)	(2,085)	(2,618)	(2,085)
Payment of deferred consideration	—	(760)	(185)	(760)
Net cash provided by (used in) investing activities	79,529	27,500	256,644	(318,931)
Financing activities
Proceeds from exercise of share options	5	317	1,163	1,802
Payments of lease obligations	(11,336)	(11,790)	(44,874)	(38,125)
Payment of issuance costs for credit facility	—	—	(4,445)	—
Interest paid	(2,282)	(3,125)	(6,498)	(6,250)
Repayment of exchangeable senior notes	(540,197)	—	(1,803,244)	(2)
Proceeds from settlement of capped call transactions	67,012	—	203,093	—
Net cash used in financing activities	(486,798)	(14,598)	(1,654,805)	(42,575)
Effect of exchange rate changes on cash and cash equivalents	(4)	5,533	5,406	(1,176)
Net increase (decrease) in cash and cash equivalents	(222,906)	141,776	(551,425)	211,528
Cash and cash equivalents at beginning of period	1,151,450	1,338,193	1,479,969	1,268,441
Cash and cash equivalents included in assets held for sale	(9,317)	—	(9,317)	—
Cash and cash equivalents at end of period	$919,227	$1,479,969	$919,227	$1,479,969

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2021	2020	2021	2020
Gross profit
IFRS gross profit	$461,572	$360,364	$1,753,111	$1,345,366
Plus: Share-based payment expense	6,187	5,133	24,739	19,787
Plus: Amortization of acquired intangible assets	6,008	5,203	22,394	29,509
Non-IFRS gross profit	$473,767	$370,700	$1,800,244	$1,394,662
Operating income
IFRS operating income (loss)	$(7,526)	$(3,280)	$101,634	$14,086
Plus: Share-based payment expense	94,045	78,139	385,732	313,395
Plus: Amortization of acquired intangible assets	8,350	7,594	31,754	42,535
Non-IFRS operating income	$94,869	$82,453	$519,120	$370,016
Net income
IFRS net loss	$(213,073)	$(385,223)	$(696,315)	$(350,654)
Plus: Share-based payment expense	94,045	78,139	385,732	313,395
Plus: Amortization of acquired intangible assets	8,350	7,594	31,754	42,535
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	203,588	391,759	723,823	371,561
Less: Income tax effects and adjustments	(30,672)	(29,256)	(87,417)	(88,030)
Non-IFRS net income	$62,238	$63,013	$357,577	$288,807
Net income per share
IFRS net loss per share - diluted	$(0.85)	$(1.56)	$(2.79)	$(1.43)
Plus: Share-based payment expense	0.37	0.33	1.51	1.27
Plus: Amortization of acquired intangible assets	0.03	0.03	0.12	0.17
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.81	1.57	2.90	1.49
Less: Income tax effects and adjustments	(0.12)	(0.12)	(0.34)	(0.35)
Non-IFRS net income per share - diluted	$0.24	$0.25	$1.40	$1.15
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	251,264	246,909	249,679	244,844
Plus: Dilution from share options and RSUs (1)	4,216	6,000	5,041	6,811
Weighted-average shares used in computing diluted non-IFRS net income per share	255,480	252,909	254,720	251,655
Free cash flow
IFRS net cash provided by operating activities	$184,367	$123,341	$841,330	$574,210
Less: Capital expenditures	(8,790)	(15,844)	(31,520)	(35,709)
Less: Payments of lease obligations	(11,336)	(11,790)	(44,874)	(38,125)
Free cash flow	$164,241	$95,707	$764,936	$500,376

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months and fiscal year ended June 30, 2021 and 2020 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

Three Months Ending September 30, 2021
Revenue	$575 million to $590 million

IFRS gross margin	83%
Plus: Share-based payment expense	1
Plus: Amortization of acquired intangible assets	1
Non-IFRS gross margin	85%

IFRS operating margin	5%
Plus: Share-based payment expense	19
Plus: Amortization of acquired intangible assets	1
Non-IFRS operating margin	25%

IFRS net income per share - diluted	$0.09 to $0.10
Plus: Share-based payment expense	0.42
Plus: Amortization of acquired intangible assets	0.03
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.01
Less: Income tax effects and adjustments	(0.17)
Non-IFRS net income per share - diluted	$0.38 to $0.39

Weighted-average shares used in computing diluted IFRS and non-IFRS net income per share	254 million to 256 million